Via Facsimile and U.S. Mail
Mail Stop 4720

October 16, 2009

Stephen W. Everett
President and Chief Executive Officer
Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090

Re: **Dialysis Corporation of America**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed March 13, 2009
        Form 10-Q for the quarterly period ended June 30, 2009
        Filed August 7, 2009
        Schedule 14A Filed April 27, 2009
        File No. 000-08527

Dear Mr. Everett:

        We have reviewed your September 4, 2009 response to our August 20, 2009 letter
and have the following additional comments. In our comments, we ask you to provide us
with information to better understand your disclosure. Where we ask you to revise
disclosure, please provide us information showing us what the revised disclosure will
look like and identify the annual or quarterly filing, as applicable, in which you intend to
first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 38

1. Refer to your response to comment one. We continue to believe the requested
   disclosure, in its entirety, is both meaningful and relevant to your MD&A
   disclosure. We therefore repeat our comment. Please disclose in a comparative

tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay).

Item 15. Financial Statements and Supplemental Data
Notes To Consolidated Financial Statements
Note 1 – Summary Of Significant Accounting Policies

Accrued Expenses, page F-10

2. In regards to comment three, please provide us with the revised disclosure that addresses the comment.

Note 7– Acquisitions

3. Refer to your response to Comment four. It remains unclear why no customer-related intangible assets were recorded for any of the acquisitions. Based on your disclosure on page F-24 it appears that the economics of the transactions are based on established current per patient valuations for dialysis centers. Please address the following:
    a. We believe you have point of sale contracts and that your patients are recurring as they require dialysis every two to three days. Hence it appears that you have a practice of establishing contracts and thus have a customer related intangible. Refer to paragraph A39- A41 and A43.c of SFAS No. 141R. Please advise.
    b. Tell us if you have any customer lists and if so, can they be sold;
    c. Tell us if any hospital contractual relationships, which you refer to on page 2 of your 10-K, were acquired in any of your acquisitions; and
    d. You state that no separable patient relationship intangible exists that can be sold, transferred or licensed. Please provide your supporting analysis for this assertion. Please be sure to address whether you have contracts with commercial payors and if transferable, why the associated customer relationship could not be separated. Also, address how your relationships with nephrologists are structured and why no separable customer relationship exists.

Schedule 14A
Elements of Compensation, page 28

4. We note your response to our prior comment 8. Please confirm that in instances where the compensation committee makes recommendations to the board of

directors inconsistent with the recommendations it received from the company's Chief Executive Officer, you will include in your disclosure a discussion of the reasons why and circumstances surrounding the committee's decision to exercise its discretion to modify the CEO's recommendations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on comment four. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant